EXHIBIT 12
PILGRIM’S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Six Months Ended
	March 28, 2009	March 29, 2008
Earnings (loss):	(In thousands, except ratios)
Loss from continuing operations before income taxes	$(285,520)	$(201,769)
Add: Total fixed charges	94,840	69,557
Less: Interest capitalized	1,280	3,220

Total earnings (loss)	$(191,960)	$(135,432)

Fixed charges:
Interest charges	$87,292	$67,008
Portion of noncancelable lease expense representative of the interest factor	7,548	2,549

Total fixed charges	$94,840	$69,557

Ratio of earnings to fixed charges	(a)	(b)

(a)  Earnings were insufficient to cover fixed charges by $286,800.

(b)  Earnings were insufficient to cover fixed charges by $204,989.